Christina C. Russo
Akerman LLP
201 East Las Olas Boulevard
Suite 1800
Fort Lauderdale, FL 33301
D: 305 982 5531
T: 954 463 2700
F: 954 463 2224
christina.russo@akerman.com

November 2, 2022

Thomas Jones

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ondas Holdings Inc.
Registration Statement on Form S-4
Filed September 23, 2022
File No. 333-267565

Dear Mr. Jones:

On behalf of Ondas Holdings Inc. (the “Company” or “Ondas”), we hereby respond to the Staff’s comment letter, dated October 18, 2022, regarding the above referenced, Registration Statement on Form S-4, filed September 23, 2022, File No. 333-267565.

For the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Registration Statement on Form S-4 filed September 23, 2022

Certain U.S. Federal Income Tax Consequences of the Merger, page 11

1.	We note the disclosure that the merger is “intended” to qualify for the tax treatment you disclose. Please revise to clarify the tax consequences of the merger to investors and file a tax opinion. It is permissible for such opinion to be a “should” or “more likely than not” opinion, provided that the opinion and disclosure comply with Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1 to Form S-4. A form of tax opinion of Akerman LLP is included as Exhibit 8.1 to Amendment No. 1 to Form S-4.

Background of the Merger, page 53

2. Please substantially revise the disclosure in this section to include a description of the negotiations relating to the merger agreement. For example, it is not clear what the initial proposal was and how the terms evolved over the course of the negotiations, including the nature and amount of consideration offered.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 55-59 of Amendment No. 1 to Form S-4.

3. Please clarify the role of B. Riley throughout the negotiations. In this regard, we note the reference on page 53 to “B. Riley provided Ondas a draft engagement letter for B. Riley to serve as Ondas’ exclusive financial advisor in connection with the acquisition, merger or a related transaction with Airobotics” and the disclosure on page 58 about “In reaching its determination, the Ondas’ Board consulted with Ondas management, as well as with Ondas’ financial, legal and strategic advisors.” Discuss the specific actions performed by B. Riley in the course of its engagement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 55-56 of Amendment No. 1 to Form S-4.

4. Please quantify any fees payable to B. Riley for their services, including, if applicable, fees payable upon consummation of the merger. In this regard, we note the statement on page 18 that “each has incurred and will continue to incur costs relating to the Merger (including significant legal and financial advisory fees).”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 1 to Form S-4.

Certain U.S. Federal Income Tax Consequences of the Merger, page 60

5. Please delete the term “certain” from the title of this section and from the first sentence in this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 and all corresponding references to that section throughout Amendment No. 1 to Form S-4.

* * * * *

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305.982.5531.

Sincerely,

AKERMAN LLP

/s/ Christina C. Russo
For the Firm

cc:	Geoff Kruczek
U.S. Securities and Exchange Commission

Ondas Holdings Inc.
Eric Brock, Chief Executive Officer

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